Exhibit 99.1

NEWS RELEASE
January 31st, 2013
Trading Symbols:
AMM :TSX, AAU : NYSE MKT
www.almadenminerals.com

ALMADEN ANNOUNCES MAIDEN RESOURCE ESTIMATE
AND RESULTS OF PRELIMINARY METALLURGY
FOR THE IXTACA GOLD-SILVER ZONE OF THE TULIGTIC PROJECT, MEXICO

Almaden Minerals Ltd. (“Almaden” or “the Company”; AMM: TSX; AAU: NYSE MKT) is pleased to announce the results of preliminary scoping-level metallurgy performed by Blue Coast Research Ltd, and reviewed and summarised below by Dr. Andrew Bamber, P.Eng., as well as the maiden National Instrument 43-101 compliant Mineral Resource Estimate on the Ixtaca Zone of its 100% owned Tuligtic Gold-Silver Project Mexico performed by Giroux Consultants Ltd. The Ixtaca Zone is a gold (Au) and silver (Ag) deposit with roughly equal values per tonne of each metal. The resource is presented in gold equivalent (AuEq) ounces and cut-offs calculated based on price ratios. The newly received preliminary metallurgical test results indicate non-optimised gold and silver recoveries that are roughly equivalent for each geological domain. The deposit is mostly hosted by carbonate units and crosscutting dykes (“basement rocks”) and overlying volcanic rocks. In the base case roughly 90% of the deposit’s AuEq ounces are hosted in the basement rocks, the remaining 10% in volcanic rocks. While the preliminary metallurgical results are considered excellent, further test work is planned to improve and optimize recoveries for all the different geologic units.

Highlights:

•	Indicated Resource of 2,019,000 AuEq ounces using the base case 0.5 grams per tonne (g/t) AuEq cutoff comprised of 56.99 million tonnes grading at 1.10 g/t AuEq (0.52 g/t Au and 29.91 g/t Ag)

•	Inferred Resource of 1,552,000 AuEq ounces using the base case 0.5 g/t AuEq cutoff comprised of 41.53 million tonnes grading at 1.16 g/t AuEq (0.56 g/t Au and 31.41 g/t Ag)

•
Excellent overall Au and Ag recoveries from a combination of flotation, gravity concentration and intensive leaching averaging 88% for Au and 82% for Ag across all geologic domains: In basement rocks average recoveries are 93% for Au and 82% for Ag (ranging from 88.6 to 96.8% for Au, and 81.8 to 87.0% for Ag); in volcanics 54.1% Au, and 61.9% Ag.

•	High gravity recoveries of Au in basement rocks averaging 55% (ranging from 48% to 59%); 15% for volcanic rocks.

INDICATED RESOURCE
AuEq Cut-off	Tonnes > Cut-off	Grade>Cut-off			Contained Metal
(g/t)	(tonnes)	Au (g/t)	Ag (g/t)	AuEq (g/t)	Au (ozs)	Ag (ozs)	AuEq (ozs)
0.3	97,840,000	0.38	21.8	0.8	1,202,000	68,580,000	2,526,000
0.4	73,610,000	0.45	25.87	0.95	1,074,000	61,230,000	2,258,000
0.5	56,990,000	0.52	29.91	1.1	960,000	54,800,000	2,019,000
1	20,920,000	0.85	49.82	1.81	570,000	33,510,000	1,218,000
2	5,740,000	1.31	88.14	3.01	241,000	16,270,000	556,000
INFERRED RESOURCE
AuEq Cut-off	Tonnes > Cut-off	Grade>Cut-off			Contained Metal
(g/t)	(tonnes)	Au (g/t)	Ag (g/t)	AuEq (g/t)	Au (ozs)	Ag (ozs)	AuEq (ozs)
0.3	65,880,000	0.43	22.93	0.88	917,000	48,570,000	1,855,000
0.4	51,800,000	0.5	27.12	1.02	826,000	45,170,000	1,700,000
0.5	41,530,000	0.56	31.41	1.16	741,000	41,940,000	1,552,000
1	17,830,000	0.82	50.6	1.8	469,000	29,010,000	1,030,000
2	5,080,000	1.14	83.18	2.75	186,000	13,590,000	449,000

Table 1: Ixtaca Zone NI 43-101 Indicated and Inferred Mineral Resource Statement with the Base Case 0.5 g/t AuEq Cut-Off highlighted. Also shown are the 0.3 g/t, 0.4, 1 and 2 g/t AuEq cut-off results. AuEq calculation based on three year trailing average prices of $1500/oz gold and $29/oz silver.

“The outstanding preliminary metallurgical recoveries and maiden resource estimate represent a major milestone for Almaden shareholders underlining the potential and quality of this growing gold-silver deposit,” stated J.D. Poliquin, Chairman of Almaden.  “At a discovery cost of approximately $3.50 per gold equivalent resource ounce using the 0.5 g/t AuEq cutoff, we have advanced the Ixtaca Zone from initial discovery to resource in a little more than 2.5 years with minimal dilution to shareholders. Based on the surface footprints of currently known gold in soil anomalies, we see considerable expansion potential along strike from the current resource and elsewhere on the 14,000 hectare 100% owned Tuligtic Project.  We plan to maintain our aggressive pace of exploration in 2013 and continue metallurgical test work to optimize recoveries for a planned Preliminary Economic Analysis.”

Resource Estimate

The data available for the resource estimation consisted of 225 drill holes assayed for gold and silver.  The estimate was constrained by three dimensional solids representing different lithologic and mineralized domains.  Capping was completed to reduce the effect of outliers within each domain. Uniform down hole 3 meter (m) composites were produced for each domain and used to produce semivariograms for each variable.  Grades were interpolated into blocks 10 x 10 x 5 m in dimension by ordinary kriging. Specific gravities were determined for each domain from drill core.  Estimated blocks were classified as either Indicated or Inferred based on drill hole density and grade continuity.

Metallurgical Gold and Silver Test work

Metallurgical testwork on Ixtaca commenced with the treatment of a range of composite samples, comprising half drillcore intersections from each of the main geologic domains: dyke, limestone, limestone/dyke high grade (HG), black shale (Northeast Extension Zone) and volcanic tuff material. Each composite was made up of five sub composites, each of which was taken from a separate drillhole, representing a different part of the respective geologic domain. Samples were shipped from Ixtaca in late August, 2012 and inspected at the Blue Coast Laboratory in early September 2012 prior to processing. Grades of composites received for testing are presented in Table 2.

Zone	Au (g/t)	Ag (g/t)
Dyke	0.73	45.6
Limestone	0.76	49.25
Limestone/Dyke HG	2.01	123.5
Black Shale	0.93	46.4
Tuff	0.8	12.95

Table 2 – Ixtaca Metallurgical Domain Sample Grades

Metallurgical testwork comprising gravity-recoverable gold (GRG) testwork, leaching of the gravity tailings, as well as stage- and bulk flotation tests on each of the 5 zone samples was conducted between October and December 2012. Initial excellent results for GRG testing as well as flotation on the HG samples indicated good potential for these process routes. Combinations of gravity, leaching and flotation indicate excellent potential for gold and silver recovery from the resource. Individual metallurgical results for the zones tested are shown in Table 3.

	Gravity Only Recovery		Flotation Only Recovery
Zone	Au (Wt%)	Ag (Wt%)	Au (Wt%)	Ag (Wt%)
Dyke	48.4	N/A	94.4	87.0
Limestone	58.7	N/A	85.7	79.9
Limestone/Dyke HG	58.7	N/A	92.0	88.8
Black Shale	54.9	N/A	93.2	83.5
Tuff (Volcanic)	15.1	N/A	52.3	63.2

Table 3 –Metallurgical Results for Ixtaca Domain Samples

Initial process results indicate that treatment of Ixtaca material by a combination of grinding to a p80 of 100-150µm plus gravity recovery on the cyclone underflow, with recovery of gold and silver by means of bulk flotation, followed by intensive leaching of the combined gravity and flotation concentrates is a viable process route for the Ixtaca resource. A summary of metallurgical parameters for the main zones tested for this process route is presented in Table 4.

Zone	Overall Recovery
	Au Wt%	Ag Wt%
Dyke	96.8	85.3
Limestone	88.7	78.3
Limestone HG	94.9	87.0
Black Shale	95.9	81.8
Tuff (Volcanic)	54.1	61.9

Table 4 – Overall Projected Gravity + Flotation + Intensive Leach Recoveries

Further metallurgical work, including process optimization of flotation and leaching responses and investigation of alternate reagent combinations on existing and fresh domain samples is planned for 2013.

QAQC and Reporting

Almaden is currently in the final stages of preparing the NI 43-101 Tuligtic Project Technical Report, which will contain details of the mineral resource estimate and the recent metallurgical test work. This report is required to be announced and filed on SEDAR and the Almaden website within 45 days of this news release and is authored by Kris Raffle, P.Geo. of APEX Geoscience Ltd., Gary Giroux, M.A.Sc., P.Eng. of Giroux Consultants Ltd. and Dr. Andrew Bamber, P.Eng. of MineSense Ltd. all of whom act as independent consultants to the Company, are Qualified Persons as defined by National Instrument 43-101 ("NI 43-101") and have reviewed and approved the contents of this news release. The metallurgical testing work was conducted by Blue Coast Group, Parkesville, British Columbia. The metallurgical testing results were reviewed by independent metallurgical engineer Dr. Andrew Bamber, P.Eng. who authored the above summary of the metallurgical test work.

The analyses used in the preparation of the resource statement were carried out at ALS Chemex Laboratories of North Vancouver using industry standard analytical techniques. For gold, samples are first analysed by fire assay and atomic absorption spectroscopy (“AAS”). Samples that return values greater than 10 g/t gold using this technique are then re-analysed by fire assay but with a gravimetric finish. Silver is first analysed by Inductively Coupled Plasma - Atomic Emission Spectroscopy (“ICP-AES”). Samples that return values greater than 100 g/t silver by ICP-AES are then re analysed by HF-HNO3-HCLO4 digestion with HCL leach and ICP-AES finish. Of these samples those that return silver values greater than 1,500 g/t are further analysed by fire assay with a gravimetric finish. Blanks, field duplicates and certified standards were inserted into the sample stream as part of Almaden’s quality assurance and control program which complies with National Instrument 43-101 requirements. In addition to in-house QAQC measures employed by Almaden, Kris Raffle, P.Geo. completed an independent review of Almadens drill hole and QAQC databases. The review included an audit of approximately 10% of drill core analyses used in the mineral resource estimate. A total of 6,826 database gold and silver analyses were verified against original analytical certificates. Similarly, 10% of the original drill collar coordinates and downhole orientation survey files were checked against those recorded in the database; and select drill sites were verified in the field by Kris Raffle, P.Geo.   The QAQC audit included independent review of blank, field duplicate and certified standard analyses.  All QAQC values falling outside the limits of expected variability were flagged and followed through to ensure completion of appropriate reanalyses.  No discrepancies were noted within the drill hole database, and all QAQC failures were dealt with and handled with appropriate reanalyses. The mineral resource estimate referenced in this press release was prepared by Gary Giroux, P.Eng., an independent Qualified Person as defined by NI 43-101.

Cautionary Note concerning estimates of Indicated and Inferred Mineral Resources:

This news release uses terms that comply with reporting standards in Canada and certain estimates are made in accordance with Canadian National Instrument NI 43-101 (“NI 43 101”).  NI 43 101 is a rule developed by the Canadian Securities Administrators that establishes Canadian standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission (“SEC”), and mineral resource information contained herein may not be comparable to similar information disclosed by United States companies.

This news release uses the terms “indicated mineral resources” and “inferred mineral resources” to comply with reporting standards in Canada.  We advise United States investors that while such terms are recognized and required by Canadian regulations, the SEC does not recognize them.  United States investors are cautioned not to assume that any part or all of the mineral deposits in such categories will ever be converted into mineral reserves under SEC definitions.  These terms have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  Therefore, United States investors are also cautioned not to assume that all or any part of the “indicated mineral resources” or “inferred mineral resources” exist.  In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies.

It cannot be assumed that all or any part of the “indicated mineral resources” or “inferred mineral resources” will ever be upgraded to a higher category.

About Almaden
Almaden is a well-financed (cash, gold inventory and equity investments totalling approximately $31 MM as of January 15th, 2013) mineral exploration company working in North America. The company has assembled mineral exploration projects, including the Ixtaca Zone and the Tuligtic Project, through its grass roots exploration efforts. While the properties are largely at early stages of development they represent exciting opportunities for the discovery of significant gold, silver and copper deposits as evidenced at Ixtaca. Almaden’s business model is to find and acquire mineral properties and develop them by seeking option agreements with others who can acquire an interest in a project by making payments and exploration expenditures. Through this means the company has been able to expose its shareholders to discovery and capital gain without the funding and consequent share dilution that would be required if the company were to have developed these projects without a partner. The company intends to expand this business model, described by some as prospect generation, by more aggressively exploring several of its projects including the Ixtaca Zone.

On Behalf of the Board of Directors

“Morgan Poliquin”
Morgan J. Poliquin, Ph.D., P.Eng.
President, CEO and Director
Almaden Minerals Ltd.

Neither the Toronto Stock Exchange (TSX) nor the NYSE MKT have reviewed or accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.. Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size and timing of exploration and development programs, estimated project capital and other project costs  and the timing of submission and receipt and availability of regulatory approvals involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Almaden to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Almaden's Annual Information form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Almaden has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Almaden disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements.

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